Exhibit 99.1

Q1 2009 Update
Lost Creek Production Schedule Remains Late 2010

Denver, Colorado (Marketwire – May 6, 2009) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or “the Company”) is pleased to announce that the permitting and engineering work for its Lost Creek project is progressing and production is still targeted for late 2010.

Management of Ur-Energy invites you to join them for a webcast at 11:00 AM Eastern Time, tomorrow, Thursday, May 7, 2009, to update interested shareholders on its quarterly activities.  Instructions for joining the webcast are as follows:

Date: Thursday, May 7, 2009
Time: 11:00 AM Eastern Time
Dial-In Numbers:                                           Toll Free - 1-888-679-8037
        International - 1-617-213-4849
Passcode:                                88069589
Pre-Registration for Webcast:
To pre-register for the event use the following link:

https://www.theconferencingservice.com/prereg/key.process?key=PCCAPBT7B

This call is being webcast by ThomsonReuters and can be accessed at Ur-Energy’s website at www.ur-energy.com.  The Webcast is also being distributed through the Thomson StreetEvents Network. Individual investors can listen to the call at www.earnings.com. Institutional investors can access the call via Thomson StreetEvents (www.streetevents.com), a password-protected event management site.

HIGHLIGHTS

Corporate

As of March 31, 2009, the Company held cash and cash equivalents, and short-term investments of C$59.1 million.  Financial results for Q1 2009 were released on SEDAR and EDGAR on April 30, 2009.  Audited 2008 year-end financial results were released on SEDAR and EDGAR on March 27, 2009 and the Company held its Annual and Special Meeting of Shareholders on April 28, 2009.  The results of the Annual and Special Meeting of Shareholders were filed on SEDAR and EDGAR on April 30, 2009.  The Company remains committed to exercising budgetary control to allow its cash position to be sufficient to move the Lost Creek project into production.

Essential personnel continue to be added to the Ur-Energy team, placing Ur-Energy at the top among the North American juniors in the uranium mining industry for having assembled such an elite technical team.  Ur-Energy is especially pleased to announce the addition of two new employees who will be based out of the Company’s Casper, Wyoming office.  They are Sam Talbott, Chief Geologist, and Dr. Charles Kelsey, Radiation Safety Officer.

Bill Boberg, President and CEO, stated, “I am thrilled to have these two quality professionals join our team.  Their extensive experience and skills fit perfectly with our current team of very strong technical professionals and I look forward to working with them as they help us bring our projects into production and expand our property portfolio.”

Sam Talbott – Chief Geologist – Sam comes from Uranium Energy Corp where he was the District Exploration Manager for Wyoming.  He has thirty years of experience in uranium exploration and mining and four years in the coal bed methane industry.  His years of experience include having been Manager of Exploration & Development with Mesteña Uranium; Senior Geologist for URI, Inc.; Drilling Supervisor/Geologist in the coal bed methane industry; Well Field Engineer for Crow Butte Resources, Inc. and Total Minerals Corporation; Chief Geologist for Malapai Resources Company; and a Geologist for Tenneco Uranium Corp.   Sam has a B.S. in Geology from the University of Wyoming and a B.A. in Earth Science and Biology from Chadron State College.

Dr. Charles Kelsey – Radiation Safety Officer (RSO) – Chuck comes from the U.S. Army where he retired with the rank of Lieutenant Colonel. He held the following positions during his 21 years of service:  Radiation Safety Officer for the Office of the Director of Army Safety/Office of U.S. Army Chief of Staff; Chief, Radiation Safety Division/Radiation Safety Officer; Chief, Medical Physics, Office of the Command Surgeon, Radiation Protection Officer; Radiation Protection Officer/Chief, Health Physics Office; Chief, Radiological Hygiene Branch and 7th Medical Command Radiological Hygiene Consultant; Nuclear Medical Science Officer. Chuck has the following Radiation Safety Training: RadAccidents Med Personnel, Laser-RF Hazards, ABHP Exam Prep, Internal Dose Estimates, ABHP Exam Part II Prep, AMEDD Rad Health Sciences, ABHP Exam Part II Prep, and passed Part I ABHP Certification Exam.  Chuck has a B.A. in Zoology, an M.A. in Biology, an M.S. in Health Physics, and a Ph.D. in Botany/Plant Ecology.  He will initially be working out of our Casper office and will move to the Lost Creek site when production begins.

Lost Creek Project

The Company continues to advance matters to obtain an NRC Source Material License for the Lost Creek project.  The Company submitted responses to all of the NRC Technical Report Requests for Additional Information (“RAI”) during this fiscal quarter.  In March 2009, the NRC provided an RAI for the Environmental Report portion of the Application for which the Company anticipates submitting a complete response in the second quarter of 2009. Ur-Energy expects to satisfactorily respond to all questions of the NRC in advance of June 2009 when the Generic Environmental Impact Statement for In-Situ Leach Uranium Milling Facilities (“GEIS”) is expected to be issued by the NRC.  Unless site specific issues are raised, with the aid of the GEIS, the Company expects the NRC to complete the licensing action, and issue the license, for the Lost Creek project within about three months of the GEIS being issued. Ur-Energy anticipates the issuance of Lost Creek’s NRC Source Material License in the fourth quarter 2009.

The Company continues the effort to obtain a WDEQ Permit to Mine for the Lost Creek project.  On January 30, 2009, the WDEQ provided the Company a set of Technical Review comments.  Ur-Energy is currently in the process of preparing responses for the WDEQ Technical Review.  The Company anticipates submitting its responses in the second quarter of 2009.  Ur-Energy anticipates the issuance of Lost Creek’s WDEQ Permit in the fourth quarter 2009.

Ur-Energy is taking positive steps in the preparation of a Permit Application for future waste water disposal wells to be located within the Lost Creek Permit Area.  The Company acquired detailed data including formation stratigraphy, reservoir extent and properties, water quality and assessment of well injection rates from a deep test well drilled in late 2008.  The data set will be utilized to beneficially support a second-quarter 2009 permit submittal.

The Company continues the development program at the Lost Creek project site; the first quarter program included:

•
Drilling and installation of 16 monitoring wells (11,770 feet – 3,586 meters) to obtain and monitor baseline water quality for the purpose of permitting a mineralized horizon (the KM horizon) underlying the horizon presently being permitted for mining (the HJ  horizon)

•	Completion of groundwater sampling of an approximately 10,000 foot (3,048 meter) deep test well
•	Mechanical integrity testing on the network of installed baseline and monitoring wells and installed submersible pump equipment to facilitate ongoing water sampling activities

In the first quarter of 2009, the Company’s engineering staff, assisted by TREC Engineering, completed the detailed designs and specifications for all components of the Lost Creek ISR Plant.  Requests for quotations for all major process equipment were prepared and solicited from vendors and contractors.  Bids are currently being evaluated and procurement will be ongoing throughout 2009.  Construction at the Lost Creek site is planned to begin as soon as practical after receipt of the necessary permits.

Bill Boberg, President and CEO, stated “Our work effort on Lost Creek is continuing as planned.  We are still on track for getting into production during Q4 2010 with the funds on hand and will be ordering the long lead time items for the plant throughout 2009 to assure that required equipment will be available when needed.  In some regards we may be getting some advantage from the current financial crisis with some bids already coming in below budget.”

The Bootheel Project, LLC

In January 2009, Target Exploration & Mining Corp. (“Target”), the Manager of The Bootheel Project, LLC, announced that it had completed the acquisition of the final historic data package in behalf of the Bootheel Project.  The data package, purchased from Cameco Resources, comprises geophysical and geological data from approximately 290,000 feet (88,390 meters) of drilling carried out by Cameco, Kerr McGee and Uradco.  The data set is currently being compiled by Target's geological team and will be combined with the results from more than 50,000 feet (15,240 meters) of drilling completed by Target at the Bootheel property in 2008. This compilation will allow Target to complete a National Instrument 43-101 resource estimate on the Bootheel Project.

In February 2009, Target issued 50,000 additional shares of its stock to Ur-Energy to complete the stock-based earn-in obligations (third and fourth installments) of the operating agreement of the Bootheel Project. Target is currently earning a 75% interest in the Bootheel Project, LLC, which is currently owned 100% by the Company. Effective March 31, 2009, Target became a wholly-owned subsidiary of Crosshair Exploration & Mining Corp (TSX: CXX) through a Plan of Arrangement.

W. William Boberg, President and CEO of Ur-Energy, a Professional Geologist and Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information contained in this release.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility.  Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States.  Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright-Jones, Manager, Investor/Public Relations 1-720-981-4588, ext. 242 1-866-981-4588 dani.wright@ur-energyusa.com	Bill Boberg, President and CEO 1-720-981-4588, ext. 223 1-866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. production rates, timetables and methods at Lost Creek; sufficiency of cash to fund capital requirements; receipt of (and related timing of) an NRC Source Material License and WDEQ Permit to Mine and other necessary permits related to Lost Creek; procurement and construction plans, and the Lost Creek production timeline; the completion and timing of exploration programs, etc.) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.